

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2019

Benjamin Shaw
Chief Executive Officer
COVETRUS, INC.
7 Custom House Street
Portland, ME 04101

> **Re: COVETRUS, INC.**
> **Registration Statement on Form S-1**
> **Filed February 7, 2019**
> **File No. 333-229559**

Dear Mr. Shaw:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ruairi Regan at (202) 551-3269 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Beverages, Apparel and
                                        Mining

cc: Brian S. Keighery, Esq.